ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/160/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 27, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2006

Attachment:
1. 2006 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of March 31, 2006 and 2005, including English translations
2. Management's Discussion and Analysis for the first quarter 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the first quarter 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter 2006, the Company and its subsidiaries' total revenues were Baht 22,693 million, an increase of Baht 9,165 million or 68% when compared with Baht 13,528 million in the first quarter 2005. Total expenses were Baht 9,240 million, an increase of Baht 3,528 million or 62% when compared with Baht 5,712 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 7,839 million or earnings per share of Baht 11.97 compared with net income of Baht 4,254 million or earnings per share of Baht 6.51 in the first quarter 2005.

The Company and its subsidiaries' total consolidated assets, as of March 31, 2006 were Baht 155,289 million, total liabilities were Baht 76,072 million, and total shareholders' equities were Baht 79,217 million.

Yours sincerely,

Maroot Mrigadat
President

2. Management Discussion and Analysis of Operating Results for First Quarter of 2006

2.1 PTTEP Performance

In the first quarter of 2006, Thailand's economy demonstrated continuous growth in spite of having to overcome some hurdles that depressed the Thai economy, such as the increased oil prices, the upward trend of interest rates, and the ongoing Thai political problems. However, the significant expansion of Thai exports during the first quarter of 2006 was an instrumental factor in helping the Thai economy to avoid a descent into any sort of crisis. The Bank of Thailand (BOT) has projected economic growth in 2006 at the range of 4.25% - 5.25%.

Notable business developments at PTTEP and its subsidiaries in the first quarter of 2006 are summarized here.

In the first three months of 2006, PTTEP and its subsidiaries' sales volume averaged 171,508 Barrel of Oil Equivalent per Day (BOED), which was lower than the target of 179,000 BOED in earlier of this year. Reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project, caused by technical problems in its field operations, as well as the shut down period of Wang Noi power plant in February, leading to the decreases of sales volume in the Yadana and Yetagun projects. However, PTTEP expects to increase its sales volume in the next 9 months from its existing production projects, and the upcoming production projects in 2006, so that the Company will ultimately achieve its sales volume targets for the year.

PTTEP and Ratchaburi Energy Company Limited have collaborated in studying the project feasibility of utilizing flare gas from Pratu Tao-A oil field, S1 project, for electricity generation, in substitution of using imported fuel oil. PTTEP (Seller), has entered into a Gas Sales Agreement (GSA) with Ratchaburi Energy Company Limited (Buyer) at the expected average gas sales amount of 0.4 million standard cubic feet per day (MMSCFD) for 8 years. The test run is expected to commence in the fourth quarter of 2006. This is a major achievement for PTTEP—utilizing gas produced as a by-product of crude oil production instead of simply burning off this flare gas.

PTTEP and its subsidiaries were awarded two concessions from the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels. Firstly, regarding Concession Block G9/48, covering an area of 252 square kilometers adjacent to the Arthit project in the Gulf of Thailand, off the coast of Songkhla province: PTTEPT (an operator) will hold an 84% interest and Unocal Andaman Limited will hold a 16% interest. Secondly, regarding Concession Block G12/48, covering an area of 622 square kilometers adjacent to the Bongkot project in the Gulf of Thailand, off the coast of Songkhla province: PTTEP (an operator) will hold a 44.4445% interest, TOTAL E&P Thailand will hold a 33.3333% interest and Thai Energy will hold a 22.2222% interest.

In addition, PTTEP and its subsidiaries acknowledged drilling successes in its exploration projects as follows: Firstly, success in the appraisal drilling results of Shams-4 in the Oman 44 project led to a production plan from this well by the end of 2006. However, Oman 44 project is expected to start up its production in the third quarter of 2006. Secondly, the success of the appraisal drilling results of BRS-6bis has confirmed the

hydrocarbon potential of Hamra Quartzite in the Bir Seba structure. This represents a re-confirmation of the Bir Seba oil discovery in blocks 433a & 416b. Thirdly, the success of the appraisal drilling results of TGT-2X well has confirmed the presence of a high-potential section of classic reservoirs in Block 16-1. These striking results could ultimately lead to a plan for commercial production approximately in 2008.

2.2 Results of Operations

On April 5, 2006, the General Shareholders' Meeting approved the dividend payment for the second-half year operations of 2005 at the rate of Baht 8 per share which was paid on April 18, 2006. The Company also paid the interim dividend for the first half of 2005 at the rate of Baht 5.50 per share on August 29, 2005 in accordance with the resolution of the Board of Directors' Meeting dated July 29, 2005.

In addition, on April 12, 2006 PTTEP amended its par value from 5 Baht to 1 Baht per share in accordance with the 2006 General Shareholders Meeting's resolution. The trading of PTTEP's securities at the new par value had been approved by the Stock Exchange of Thailand and became effective on April 24, 2006. The adjustment of the Company's par value resulted in an increase in its ordinary shares from 664,400,000 shares to 3,322,000,000 shares and also effected the Exercise Price and Exercise Ratio of the warrants under the Company's Employee Stock Ownership Plan (ESOP) for the year 2002-2005; and for the year 2006 in which the 2006 General Shareholders' Meeting approved the issuing and offering of 2.8 Million units of warrants to its management and employees at the exercise price of Baht 456. The new Exercise Ratio is 1 unit of warrant = 5 units of common share (previously was 1 unit of warrant = 1 unit of common share) and the new Exercise Prices have been changed according to the table below.

ESOP	Previous Exercise Price (Baht)	New Exercise Price (Baht)
Year 2002	111	22.20
Year 2003	117	23.40
Year 2004	183	36.60
Year 2005	278	55.60
Year 2006	456	91.20

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit :Millions of Baht, excepting Baht per share amounts)	4th Quarter 2005	1st Quarter 2006	1st Quarter 2005
Income from continuing operations			
Exploration and production	5,712	6,441	3,882
Pipelines	759	924	793
Others	346	474	(421)
Total net income	**6,817**	**7,839**	**4,254**
Diluted earnings per share – from continuing operations	10.38	11.92	6.50
Total Revenues - from Current Operational Results	21,793	22,693	13,528

First Quarter of 2006 compared with First Quarter of 2005

For the results of operations (Unreviewed) in the first quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,839 million or Baht 11.92 per share-diluted, an increase of Baht 3,585 million or 84% from the same period last year, in which net profit was Baht 4,254 million or Baht 6.50 per share-diluted. Return on shareholders' equity for this quarter was 38.88%

For this quarter, the total revenue was Baht 22,693 million, an increase of Baht 9,165 million or 68% from the same period last year (Baht 13,528 million). This increase was mainly due to an increase in petroleum sales of Baht 8,342 million or 66%, resulting from the higher average petroleum sales price to USD 34.28 per barrel of oil equivalent (BOE) against the same period last year (USD 25.42 per BOE). In addition, there was an increase in sales volume in this quarter to 171,508 barrels of oil equivalent per day (BOED) compared with the same period last year of 142,685 BOED. This increased sales mainly came from the crude oil from the B8/32&9A and S1 projects, and natural gas and condensate from the Pailin and Bongkot projects. PTTEP made the upfront payment under Gas Sales agreement to PTT Public Co. Ltd. amounting to Baht 331 million.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 9,240 million, an increase of Baht 3,528 million or 62% from the same period last year (Baht 5,712 million). This increase was the result of

(1) Increased operating expenses, mainly due to the cost from the B8/32 & 9A project and the logistic cost from the Bongkot project.

(2) Rising exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9 and Bongkot projects.

(3) Higher administration expenses, mainly due to more extensive operating activities from the Arthit, Iran Saveh, MTJDA and Oman 44 projects, together with the higher provision of employee benefits.

(4) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532

(5) Greater depreciation and amortization expenses, mainly due to the depreciation cost from the B8/32 & 9A project, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited

For this quarter, PTTEP and its subsidiaries' foreign exchange gain rose amounting to Baht 565 million because of the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses amounting to Baht 2,054 million as a result of higher taxable profits.

First Quarter of 2006 compared with Fourth Quarter of 2005

For the results of operations (Unreviewed) in the first quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,839 million or Baht 11.92 per share-diluted, an increase of Baht 1,022 million from the previous quarter's net profit of Baht 6,817 million, or Baht 10.38 per share-diluted.

For this quarter, the total revenue was Baht 22,693 million, an increase of Baht 900 million or 4% from the previous quarter (Baht 21,793 million). This increase was mainly due to an increase in petroleum sales of Baht 616 million, resulting from the higher average petroleum sales price to USD 34.28 per BOE against the previous quarter (USD 31.59 per BOE). The higher sales revenues came mainly from the natural gas and condensate from the Bongkot and the Pailin projects.

However, the sales volume from the B8/32 & 9A project decreased and Nang Nuan project crude sales lag time.

PTTEP and its subsidiaries' interest income increased mainly as a result of higher fixed deposit.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 9,240 million, a decrease of Baht 272 million or 3% from the previous quarter (Baht 9,512 million). This decrease was mainly due to the effect of

(1) Decreased operating expenses, mainly due to Nang Nuan project's crude sales lag time, so the related cost was transferred to inventory. In addition, there was the maintenance cost from the B8/32 and the S1 project in the previous quarter.

(2) Increased exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9 and Bongkot projects

(3) Higher depreciation and amortization expenses, mainly because of the depreciation from the B8/32 projects because of more completed oil and gas properties.

2.3 Financial position

As of March 31, 2006, PTTEP and its subsidiaries had total assets of Baht 155,289 million, or Baht 11,972 million higher than at the end of 2005. This increase was mainly due to (1) higher current assets amounting to Baht 7,385 million, mainly resulting from an increase in cash and cash equivalent, and trade receivable due to more operating activities and (2) an increase in oil and gas properties of Baht 4,678 million, manly due to higher investment in the Arthit project

Most of the current assets as of March 31, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 76,072 million, which was higher than the at end of 2005 by Baht 4,452 million, mainly resulting from (1) higher income tax payable amounting to Baht 4,329 million due to the higher taxable income, and (2) an increase in accrued expenses of Baht 1,318 million due to the higher investment in oil and gas properties from the Arthit project.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of March 31, 2006, the total number of shares exercised was 2.99 million share units and the outstanding number of warrants was 6.61 million units.

On February 9, 2006, PTTEP registered the change in its paid-up capital to Baht 3,274.95 million for the issuance and paid-up of 654.99 million ordinary shares.

For this quarter, PTTEP and its subsidiaries had a net cash flow from operations of Baht 13,850 million. The majority of this was cash received from operating activities. In addition, there was a net cash flow used in investment activities of Baht 8,197 million due to the higher investment in oil and gas properties in the Arthit project, and a net cash flow from financing activities amounting to Baht 8 million, resulting from cash received from the issuance of ordinary shares for the exercise of warrants.

As of March 31, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 35,767 million, an increase of Baht 5,260 million from the end of 2005.

On March 16, 2006, TRIS Rating has upgraded the company rating and issue rating of PTTEP from AA+ to AAA, the highest rating in Thailand. The upgrade reflects the company's strengthened financial profile, the continued strong petroleum prices, the company's ability to finance growth without weakening its financial strengths, and the Thai government's support to the company in petroleum exploration and production business.

2.4 Impacts on Operational Results

Several factors will probably continue to influence the Thai economy. Firstly, the continuous upward trend of oil prices still wields the most impact. In particular, fallout from disagreements between Western Nations and Iran regarding Iran's nuclear policy and the political unrest in Nigeria are threatening global oil production, which has resulted in volatile oil prices. Secondly, the upward trend of global interest rates is also slowing down growth in global economies. Thirdly, regarding concerns over the Thai politic situation, if political issues are cleared up and concluded in a short time, it will have a very positive influence on the Thai economy and investment in general. But if local politics extends into a chronic and even more unpredictable period, this will profoundly result in negative public confidence regarding investment.

For business in 2006, PTTEP and its subsidiaries will have to monitor closely the economic situation in order to be able to respond suitably. Effective project management is still a big challenge for PTTEP, particularly in the current, highly competitive situation of the petroleum business. Therefore, it is suggested that PTTEP initiate even more ambitious project management efforts, and a more effective check & balance process with regard to project development preparation in order to meet its scheduled goals and plans.

(Unreviewed Quarter-1 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Unreviewed (In thousands) Ending 31 March Quarter 1	
Year	2006	2005
Net profit (loss)	7,839,065	4,254,389
EPS (baht)	11.97	6.51

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Unit : Baht

	Consolidated		The Company	
Assets	March 31, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)	March 31, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)
Current Assets				
Cash and cash equivalents	35,767,413,122	30,507,066,433	14,996,326,612	13,821,767,602
Trade receivable-parent company	7,071,660,075	5,137,051,000	4,259,296,409	2,540,645,742
Trade receivables	1,726,134,031	1,849,812,595	37,564,224	41,319,079
Inventories	499,498,986	291,803,473	27,072,994	40,545,776
Materials and supplies-net	2,398,480,089	2,409,789,188	1,479,006,523	1,489,923,909
Other current assets				
Working capital from co-venturers	493,937,611	534,971,060	169,707,983	110,462,082
Other receivables	1,093,786,758	916,647,286	815,945,025	560,372,441
Accrued interest receivable	116,664,452	97,281,075	201,577,397	134,478,487
Other current assets	768,607,565	806,715,356	327,528,472	360,206,370
Total Current Assets	**49,936,182,689**	**42,551,137,466**	**22,314,025,639**	**19,099,721,488**
Non-current Assets				
Investments accounted for under equity method	397,140,188	397,862,789	41,668,477,668	38,916,753,798
Long-term loans to related parties	-	-	10,555,629,775	9,946,912,996
Property, plant and equipment-net	103,900,809,803	99,222,752,153	47,778,470,469	43,256,253,057
Intangible assets	316,888,314	325,752,931	302,272,850	309,811,693
Deferred income taxes	2,756,788	27,267,312	-	-
Other non-current assets				
Prepaid expenses	627,079,143	676,742,519	269,301,575	314,433,114
Deferred of bonds issuing expenses	8,302,704	10,696,585	5,432,185	6,390,806
Other non-current assets	100,200,339	105,130,129	14,947,682	14,907,176
Total Non-current Assets	**105,353,177,279**	**100,766,204,418**	**100,594,532,204**	**92,765,462,640**
Total Assets	**155,289,359,968**	**143,317,341,884**	**122,908,557,843**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Unit : Baht

Liabilities and Shareholders' Equity	Consolidated		The Company	
	March 31, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)	March 31, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)
Current Liabilities				
Accounts payables	903,778,435	1,204,721,957	389,094,743	258,432,251
Current portion of long-term loan	7,787,785,575	8,234,088,363	-	-
Working capital to co-venturers	227,905,819	326,586,733	-	-
Accrued expenses	12,207,919,853	10,890,179,179	7,485,863,012	6,482,814,956
Accrued interest payable	321,203,213	366,868,747	24,272,751	209,890,585
Income tax payable	18,542,198,802	14,212,547,512	12,517,930,502	9,782,610,565
Other current liabilities	1,401,089,300	1,291,572,428	738,346,787	512,395,032
Total Current Liabilities	**41,391,880,997**	**36,526,564,919**	**21,155,507,795**	**17,246,143,389**
Non-current Liabilities				
Bonds	9,895,263,604	10,462,653,679	9,895,263,604	10,462,653,679
Deferred income taxes	12,953,721,368	12,408,244,776	8,151,424,499	7,806,670,485
Other non-current liabilities				
Deferred income	4,745,593,818	4,828,042,014	-	-
Provision for decommissioning costs	6,638,697,562	7,019,362,087	4,054,520,271	4,287,004,685
Other non-current liabilities	447,413,800	375,155,381	435,052,855	365,392,862
Total Non-current Liabilities	**34,680,690,152**	**35,093,457,937**	**22,536,261,229**	**22,921,721,711**
Total Liabilities	**76,072,571,149**	**71,620,022,856**	**43,691,769,024**	**40,167,865,100**
Shareholders' Equity				
Share capital				
Registered capital				
664,400,000 ordinary shares of Baht 5 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
654,932,100 ordinary shares of Baht 5 each	-	3,274,660,500	-	3,274,660,500
654,989,300 ordinary shares of Baht 5 each	3,274,946,500	-	3,274,946,500	-
Share premium	11,926,647,000	11,918,329,000	11,926,647,000	11,918,329,000
Currency translation differences	(1,360,934,096)	(1,032,734,534)	(1,360,934,096)	(1,032,734,534)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	48,143,929,415	40,304,864,062	48,143,929,415	40,304,864,062
Total Shareholders' Equity	**79,216,788,819**	**71,697,319,028**	**79,216,788,819**	**71,697,319,028**
Total Liabilities and Shareholders' Equity	**155,289,359,968**	**143,317,341,884**	**122,908,557,843**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Revenues				
Sales	21,020,124,167	12,678,463,469	11,365,953,863	8,413,669,859
Revenue from pipeline transportation	573,742,091	443,926,648	-	-
Other revenues				
Gain on foreign exchange	743,696,302	178,708,446	450,575,243	-
Interest income	258,263,181	173,921,412	229,206,105	120,289,390
Other revenues	96,918,850	22,682,011	67,936,680	7,303,686
Share of profit from investments accounted for under equity method	-	30,729,287	3,079,923,431	1,349,789,808
Total Revenues	**22,692,744,591**	**13,528,431,273**	**15,193,595,322**	**9,891,052,743**
Expenses				
Operating expenses	1,439,184,247	832,729,283	720,278,454	465,503,658
Exploration expenses	534,700,825	173,868,523	137,580,182	6,112,827
General administrative expenses	864,923,147	544,199,300	444,764,865	304,673,507
Petroleum royalties and remuneration	3,197,032,238	1,550,791,412	1,420,552,363	1,058,574,979
Other expenses				
Loss on foreign exchange	-	-	-	5,457,148
Depreciation, depletion and amortization	3,200,096,887	2,030,412,093	1,376,334,219	1,465,391,099
Director's remuneration	2,668,750	2,287,500	2,668,750	2,287,500
Loss from divestment	-	577,873,705	-	-
Share of loss from investment accounted for under equity method	722,601	-	-	-
Total Expenses	**9,239,328,695**	**5,712,161,816**	**4,102,178,833**	**3,308,000,718**
Income before interest and income taxes	**13,453,415,896**	**7,816,269,457**	**11,091,416,489**	**6,583,052,025**
Interest expenses	321,941,617	323,622,077	172,277,184	176,699,181
Income taxes	5,292,408,926	3,238,258,062	3,080,073,952	2,151,963,526
Net income	**7,839,065,353**	**4,254,389,318**	**7,839,065,353**	**4,254,389,318**
Earnings per share				
Basic earnings per share	11.97	6.51	11.97	6.51
Diluted earnings per share	11.92	6.50	11.92	6.50

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited/Reviewed							
Balance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up	219,500	4,790,800	-	-	-	-	5,010,300
Currency translation differences	-	-	(45,069,148)	-	-	-	(45,069,148)
Net income	-	-	-	-	-	4,254,389,318	4,254,389,318
Balance - as at March 31, 2005	**3,266,881,500**	**11,707,676,800**	**(1,199,621,122)**	**332,200,000**	**16,900,000,000**	**30,306,136,309**	**61,313,273,487**
Unaudited/Unreviewed							
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital Issued and paid-up	286,000	8,318,000	-	-	-	-	8,604,000
Currency translation differences	-	-	(328,199,562)	-	-	-	(328,199,562)
Net income	-	-	-	-	-	7,839,065,353	7,839,065,353
Balance - as at March 31, 2006	**3,274,946,500**	**11,926,647,000**	**(1,360,934,096)**	**332,200,000**	**16,900,000,000**	**48,143,929,415**	**79,216,788,819**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	7,839,065,353	4,254,389,318	7,839,065,353	4,254,389,318
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	722,601	(30,729,287)	(3,079,923,431)	(1,349,789,808)
Amortization of up-front payment under Bongkot Gas Sale Agreement	45,131,539	-	45,131,539	-
Depreciation, depletion and amortization	3,197,703,007	2,028,018,213	1,375,375,598	1,464,432,478
Amortization of bonds issuing expenses	2,393,880	2,393,880	958,621	958,621
Amortization of prepaid expenses	4,531,836	11,222,943	-	-
Bond Discount	277,212	277,212	-	-
Amortization of exploration costs	(13,387,497)	948,292	50,803	185,393
Loss on disposal of assets	-	48,641	-	59,542
Deferred income taxes	657,058,583	(171,967,005)	344,754,014	(230,857,400)
Income recognized from deferred income	(58,220,337)	(146,935,419)	-	-
Unrealized gain on foreign exchange	(1,102,795,614)	(203,435,547)	(454,693,775)	(6,280,461)
Loss from divestment	-	577,873,705	-	-
	10,572,480,563	**6,322,104,946**	**6,070,718,722**	**4,133,097,683**
Changes in assets and liabilities				
Decrease in short-term investments	-	1,775,097,909	-	1,755,345,518
(Increase) decrease in trade receivables	100,466,497	(33,552,549)	3,754,855	25,379,104
Increase in trade receivable-parent company	(1,948,547,023)	(722,051,488)	(1,718,650,667)	(336,924,644)
(Increase) decrease in inventories	(207,695,513)	5,445,212	13,472,782	3,780,370
(Increase) decrease in materials and supplies-net	9,146,428	(139,101,412)	10,917,386	(19,707,662)
(Increase) decrease in working capital from co-venturers	28,391,956	30,696,762	(69,960,374)	(5,524,851)
(Increase) decrease in other receivables	(163,321,036)	22,467,688	(256,389,746)	(68,419,898)
Increase in accrued interest receivable	(20,043,162)	(22,657,589)	(70,311,443)	(9,913,343)
(Increase) decrease in other current assets	37,547,381	(71,494,827)	32,266,961	(179,364,487)
(Increase) decrease in other non-current assets	4,808,846	(3,020,638)	(40,506)	50,516
(Decrease) increase in accounts payables	(305,972,633)	128,195,591	132,829,835	13,695,449

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	(93,011,016)	(20,921,050)	-	24,766,888
(Decrease) increase in accrued expenses	1,389,812,141	(379,588,935)	1,040,738,987	(403,297,014)
Decrease in accrued interest payable	(36,230,613)	(33,163,807)	(185,617,834)	(181,057,497)
Increase in income tax payable	4,338,885,412	3,086,674,513	2,735,319,937	2,333,483,771
(Decrease) increase in other current liabilities	141,897,327	(28,227,631)	236,264,650	59,044,371
(Decrease) increase in deferred income	6,223	(73,803)	-	-
Increase in other non-current liabilities	72,258,419	42,383,175	69,659,992	26,702,896
Loss from translation foreign entities' financial statements	(71,073,978)	(48,024,310)	-	-
	3,277,325,656	**3,589,082,811**	**1,974,254,815**	**3,038,039,487**
Net cash provided by operating activities	**13,849,806,219**	**9,911,187,757**	**8,044,973,537**	**7,171,137,170**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(960,040,572)	(633,804,359)
Increase in investment accounted for under equity method	-	(399,500,000)	-	(399,404,697)
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(8,192,195,553)	(2,630,440,342)	(5,885,626,623)	(1,428,736,095)
(Increase) decrease in intangible assets	(4,649,362)	4,108,393	(4,478,348)	(7,208,047)
Net cash provided by (used in) investing activities	**(8,196,844,915)**	**5,883,245,561**	**(6,850,145,543)**	**(2,469,153,198)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	-	(68,820,771)
Cash received from common share issuing	8,604,000	5,010,300	8,604,000	5,010,300
Dividend paid	(180,562)	(89,235)	(180,562)	(89,235)
Net cash provided by (used in) financing activities	**8,423,438**	**4,921,065**	**8,423,438**	**(63,899,706)**
Net increase in cash and cash equivalents	5,661,384,742	15,799,354,383	1,203,251,432	4,638,084,266
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	36,168,451,175	39,577,599,643	15,025,019,034	21,167,368,133
Effects of exchange differences	(401,038,053)	183,656,815	(28,692,422)	2,242,986
Cash and cash equivalents at end of the period	**35,767,413,122**	**39,761,256,458**	**14,996,326,612**	**21,169,611,119**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	346,779,735	352,254,571	346,779,735	352,254,468
Income taxes	466,032,965	389,567,110	-	-